Filing under Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Northern Star Investment Corp. II

Subject Company: Northern Star Investment Corp. II

Related Registration Statement File No.: 333-255120

NORTHERN STAR INVESTMENT CORP. II ANNOUNCES POSTPONEMENT OF SPECIAL MEETING

NEW YORK, NY, August 24, 2021, Northern Star Investment Corp. II (NYSE: NSTB) (“Northern Star” or the “Company”) announced today that the special meeting of its stockholders that had been tentatively scheduled for August 30, 2021 (the “special meeting”) has been postponed to a to-be-determined later date because the Company’s Registration Statement on Form S-4, which had been initially filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 9, 2021, is still undergoing review by the Staff of the SEC (the “Staff”). Despite the Company’s best efforts to have the Staff complete its review since its initial filing more than four months ago, such review has not been completed to date. Once the Staff has completed its review, a notice setting forth the exact date, time and location of the rescheduled special meeting will be mailed to stockholders of the Company.

About Apex Fintech Solutions

Apex Fintech Solutions LLC, the “fintech for fintechs,” is the parent company of Apex Clearing Corporation, a custody and clearing platform that’s powering innovation and the future of digital wealth management, and Apex Pro, a trusted clearing partner to broker-dealers, ATS’s, routing firms, professional trading firms, hedge funds, institutions and emerging managers. We offer cryptocurrency trading and custody services through Apex Crypto LLC, which is expected to become a wholly owned subsidiary of Apex Fintech Solutions pending receipt of required regulatory approvals. Collectively, our suite of solutions creates an environment where companies with the biggest ideas in fintech are empowered to change the world. If you’ve got the guts to dream, we’ve got the guts to help you realize those dreams.

For more information, visit the Apex Fintech Solutions website: https://www.apexfinetechsolutions.com

About Northern Star Investment Corp. II

Northern Star Investment Corp. II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. The management team and Board of Directors are composed of veteran consumer, media, technology, retail and finance industry executives and founders, including Joanna Coles, Chairwoman and Chief Executive Officer, and Jonathan Ledecky, President and Chief Operating Officer. Ms. Coles is a creative media and technology executive who in her previous roles as editor of two leading magazines and Chief Content Officer of Hearst Magazines developed an extensive network of relationships at the intersection of technology, fashion and beauty. Ms. Coles currently serves as a special advisor to Cornell Capital, a $7 billion private investment firm, and is on the board at Snap Inc., Sonos, Density Software, and on the global advisory board of global payments company Klarna. Mr. Ledecky is a seasoned businessman with over 35 years of investment and operational experience. He has executed hundreds of acquisitions across multiple industries and raised over $20 billion in debt and equity. He is also co-owner of the National Hockey League’s New York Islanders franchise. For additional information, please visit https://northernstaric2.com.

Certain statements included herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of Apex financial and performance metrics and projections, including Apex projected net income, Adjusted EBITDA, net revenue and Adjusted net revenue. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of Apex’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. All of the data presented herein is preliminary and subject to further change. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of Apex. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: changes in domestic and foreign business, market, financial, political, regulatory, and legal conditions; risks relating to the uncertainty of the projected financial information with respect to Apex; Apex’s ability to successfully expand and/or retain its product and service offerings; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Apex presently know or that Northern Star and Apex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect Northern Star’s and Apex’s expectations, plans or forecasts of future events and views as of the date of this press release. Northern Star and Apex anticipate that subsequent events and developments will cause Northern Star’s and Apex’s assessments to change. However, while Northern Star and Apex may elect to update these forward-looking statements at some point in the future, Northern Star and Apex specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Apex’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Northern Star and Apex. Northern Star has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus of Northern Star, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Northern Star are urged to read the proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Apex, Northern Star and the business combination. The definitive proxy statement/prospectus will be mailed to stockholders of Northern Star as of a record date to be established for voting on the proposed business combination. Investors and security holders are able to obtain copies of the registration statement and other documents containing important information about each of the companies, without charge, at the SEC’s web site at www.sec.gov.

The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Northern Star, Apex and certain of their respective directors, managers and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Northern Star in favor of the approval of the business combination and related matters. Stockholders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s Final Prospectus dated January 25, 2021, filed with the SEC on January 27, 2021, and the preliminary proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Northern Star’s participants in the solicitation, which may, in some cases, be different than those of its stockholders generally, are set forth in the preliminary proxy statement/prospectus relating to the business combination and will be set forth in the final proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Contacts

Investors:

(214) 765-1595

IR@Apexclearing.com

Media:

Jonathan Gasthalter/Carissa Felger

Gasthalter & Co.

(212) 257-4170

ApexClearing@gasthalter.com